UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Meruelo Maddux Properties, Inc.
(Name of Issuer)
COMMON STOCK ($0.01 PAR VALUE PER SHARE)
(Title of Class of Securities)
590473104
(CUSIP Number)
Stephen S. Taylor, Jr.
c/o Taylor Asset Management, Inc.
714 S. Dearborn St. 2nd Floor
Chicago, IL 60605
Phone # (310) 704-1290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	590473104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Asset Management, Inc. FEIN # 26-044-8554

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		8,238,731 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,238,731 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,238,731 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14	TYPE OF REPORTING PERSON

IA
(1) Mr. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

CUSIP No.	590473104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen S. Taylor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		10,143,229 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,143,229 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,143,229 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12%

14	TYPE OF REPORTING PERSON

IN
(1) Consists of 824,538 shares owned by Stephen S. Taylor's Roth IRA; 1,079,960 shares owned by Mr. Taylor individually; and 8,238,731 owned by Taylor International Fund, Ltd. Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

AMENDMENT NO. 1
SCHEDULE 13D
          This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Meruelo Maddux Properties, Inc. a Delaware Corporation (the “Issuer”). This Amendment amends and supplements the Items set forth below of the Schedule 13D previously filed by the reporting persons named above with the Securities and Exchange Commission on April 24, 2009 (collectively, the “Statement”). Certain information in the Schedule 13D which has not changed since the filing thereof is not restated herein.
Item 3. Source and Amount of Funds or Other Consideration.
          Mr. Taylor acquired 799,540 shares of the Issuer for total consideration of $58,740.31. The source of the funds was his personal resources. Taylor Asset Management, Inc. (“TAM”) acquired for Taylor International Fund, Ltd. (“TIF”) 2,387,131 shares of the Issuer for total consideration of $219,815. The source of the funds was from Mr. Taylor and other investors not named herein.
Item 4. Purpose of Transaction.
          Mr. Taylor and TAM may, from time to time, purchase additional shares of the Issuer or sell shares of the Issuer depending on various factors including market price and availability of shares. Subject to the foregoing and the last sentence under this Item, Mr. Taylor and TAM state that they purchased shares of the Issuer for investment.
          Mr. Taylor and TAM respect the efforts of the current management team during this period of unprecedented crisis in the credit markets and believe that the Common Stock of the Issuer is substantially undervalued. Mr. Taylor and TAM believe the Issuer’s recent bankruptcy filing has been misinterpreted by the financial community. Mr. Taylor and TAM believe the value of the Issuer’s real estate holdings far exceeds its liabilities. This belief remains, even assuming substantial further declines in commercial real estate prices.
          From time to time, Mr. Taylor and TAM may have discussions with members of management, other shareholders, and may present various proposals and concepts to them regarding corporate strategy, financing alternatives, and efforts to increase shareholder value. Mr. Taylor has no plans or proposals which relate to or which would result in:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j) Any action similar to any of those enumerated above.
          Mr. Taylor and TAM continue to strongly support the current management team. Mr. Taylor and TAM will continue to have discussions with management, other shareholders, and interested parties
Item 5. Interest in Securities of the Issuer.
(a) Mr. Taylor has direct beneficial ownership of 1,904,498 shares of the Issuer, of which 824,538 shares are held in an individual retirement account for his benefit. TIF has direct beneficial ownership of 8,238,731 shares of the Issuer. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 10,143,229 shares of the Issuer constituting 12.0% of the Issuer’s shares of common stock outstanding as of March 31, 2009.
(b) Mr. Taylor has the sole power to vote and to dispose or direct the disposition of 10,143,229 shares of the Issuer’s common stock.
(c) Mr. Taylor has made the following purchases of the Issuer’s common stock on the open market since April 8, 2009:

Name	Date	Number of Shares	Price per Share
Stephen Taylor	4/8/2009	50,000	.1630
Stephen Taylor	4/8/2009	13,600	.1924
Stephen Taylor	4/8/2009	270,940	.1266
Stephen Taylor	4/8/2009	15,000	.097
Stephen Taylor	4/22/2009	200,000	.0589
TAM	4/8/2009	50,000	.05
TAM	4/23/2009	500,000	.055
TAM	4/24/2009	500,000	.0725
TAM	4/28/2009	71,928	.055
TAM	4/28/2009	500,000	.0827
TAM	4/29/2009	200,000	.1290
TAM	4/30/2009	305,000	.1187
TAM	5/4/2009	102,500	.1671
TAM	5/6/2009	99,403	.1894
TAM	5/8/2009	33,300	.19
TAM	5/15/2009	25,000	.157
(d) N/A
(e) N/A.
Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated as of June 3, 2009.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 4, 2009

TAYLOR INTERNATIONAL FUND, LTD.
By:	Taylor Asset Management, Inc. its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, President

STEPHEN S. TAYLOR
By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually

EXHIBIT A
JOINT FILING AGREEMENT
          THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this 3rd day of June, 2009, by and among Taylor International Fund, Ltd. and Stephen S Taylor.
          The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the “Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Meruelo Maddux Properties, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.
          This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.
By:	Taylor Asset Management, Inc. its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, President

STEPHEN S. TAYLOR
By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually